Exhibit 1

1 STRENGTH RETURN GROWTH PRODUCTIVITY Westpac Banking Corporation ABN 33 007 457 141 Level 20, 275 Kent Street Sydney NSW 2000 www.westpac.com.au ANNUAL GENERAL MEETING WESTPAC 2013 Dear Shareholder It is my pleasure to invite you to attend our Annual General Meeting (AGM) on Friday, 13 December 2013. The AGM will be held in Plenary Hall 2 at the Melbourne Convention Centre, 1 Convention Centre Place, South Wharf, Melbourne commencing at 10:00 am (Melbourne time). Shareholder registration will open at 9:00 am (Melbourne time). A map and instructions on how to get to the AGM are set out in the enclosed Notice of Meeting. We will provide sign language and hearing loop facilities for shareholders with hearing difficulties. We will also webcast the AGM live on our website at www.westpac.com.au/investorcentre for shareholders who are unable to attend. If you are unable to attend the AGM and wish to record your vote, then you may appoint a proxy and direct how you wish to vote. Proxies can be appointed online at our Share Registry website at vote.linkmarketservices.com/WBC or by using an enabled mobile device to scan the enclosed QR code as explained in the Proxy Form. Alternatively, you can complete and return the hard copy of your enclosed Proxy Form by post, by facsimile, or by hand to the Link Market Services Limited office – refer to the Proxy Form for details. Holders of certain Westpac hybrid securities (Westpac SPS II and Westpac CPS) may attend the AGM but, in accordance with the terms of those securities, Westpac SPS II holders are not able to vote at the AGM and Westpac CPS holders may vote on Resolutions 4(a) and 4(b) only (subject to certain restrictions). Where relevant the appropriate Proxy Form is also enclosed. Shareholders and holders of Westpac SPS II and Westpac CPS can submit questions to the Board using the internet at www.linkmarketservices.com.au or via the form provided with the Notice of Meeting. Our Chief Executive Officer, Gail Kelly, and I will both speak at the AGM, and our speeches will be available on our website soon after the AGM. I also invite you to join the Board and our senior Executives for light refreshments after the meeting. I look forward to welcoming you to the AGM. Yours sincerely, Lindsay Maxsted Chairman 13 November 2013 ANNUAL GENERAL MEETING WESTPAC 2013

2 NOTICE Of ANNUAL GENERAL MEETING The Annual General Meeting of Westpac Banking Corporation (ABN 33 007 457 141) (Westpac) will be held in Plenary Hall 2 at the Melbourne Convention Centre, 1 Convention Centre Place, South Wharf, Melbourne, Victoria 3006, on Friday, 13 December 2013, commencing at 10:00 am (Melbourne time). ITEMS OF BUSINESS 1. ANNUAL REPORTS To receive and consider the Financial Report and the Reports of the Directors and Auditor for the year ended 30 September 2013. 2. REMUNERATION REPORT To adopt the Remuneration Report for the year ended 30 September 2013. 3. GRANT Of EQUITY TO CHIEF EXECUTIVE OFFICER To approve for all purposes, including ASX Listing Rule 10.14 and sections 200B and 200E of the Corporations Act 2001 (Cth), the grant of shares under the CEO Restricted Share Plan and performance share rights and shares under the CEO Performance Rights Plan to the Managing Director and Chief Executive Officer, Gail Patricia Kelly, in accordance with the rules of those Plans and on the terms summarised in the Explanatory Notes accompanying this Notice of Meeting. 4. SELECTIVE BUY-BACK OF WESTPAC STAPLED PREFERRED SECURITIES II To approve as special resolutions: (a) The terms and conditions of the selective buy-back schemes relating to the buy-back, on the 'Mandatory Conversion Date' of 30 September 2014, of up to 100% of the Preference Shares that form part of the Westpac Stapled Preferred Securities II as described in the Explanatory Notes accompanying this Notice of Meeting. (b) The terms and conditions of the selective buy-back scheme relating to the buy-back, at any time before the 'Mandatory Conversion Date' of 30 September 2014, of up to 100% of the Preference Shares that form part of the Westpac Stapled Preferred Securities II as described in the Explanatory Notes accompanying this Notice of Meeting. 5. ELECTION Of DIRECTORS (RECOMMENDED BY THE bOARD) To elect Directors: (a) Elizabeth Bryan who retires in accordance with the Constitution and, being eligible, offers herself for re-election. (b) Peter Hawkins who retires in accordance with the Constitution and, being eligible, offers himself for re-election. (c) Ewen Crouch as a Director, in accordance with the Constitution. (d) Peter Marriott as a Director, in accordance with the Constitution. 6. ELECTION Of DIRECTOR (NOT RECOMMENDED BY THE BOARD) To elect David Barrow who nominates himself as a Director for election, in accordance with the Constitution. By order of the Board of Directors Timothy Hartin Company Secretary 13 November 2013

NOTES

1. VOTING EXCLUSION STATEMENT

Resolutions 2 and 3 – Remuneration Report and Grant of equity to Chief Executive Officer

Resolutions 2 and 3 are directly or indirectly related to the remuneration of a member of the Key Management Personnel (**KMP**) of Westpac. The Corporations Act 2001 (Cth) (**Corporations Act**) restricts KMP and their closely related parties from voting in their own right and/or as Proxies or in any other capacity in certain circumstances in respect of such resolutions.

A "closely related party" is defined in the Corporations Act and includes a spouse, dependant and certain other close family members, as well as any companies controlled by the KMP.

In accordance with the requirements of the Corporations Act, Westpac will disregard any votes cast on Resolution 2 by or on behalf of a member of the KMP named in Westpac's Remuneration Report or that KMP's closely related parties. Westpac will also disregard any votes cast on Resolution 2 and Resolution 3 as Proxy by any member of the KMP at the date of the AGM or that KMP's closely related parties, unless the vote is cast:

— by a person as Proxy for a person entitled to vote, in accordance with the directions on the Proxy Form; or

— by the Chairman of the AGM as Proxy for a person entitled to vote, in accordance with an express authority to vote undirected proxies as the Chairman sees fit.

In addition, in accordance with the ASX Listing Rules, Westpac will disregard any votes cast on Resolution 3 by Mrs Kelly and any associate of Mrs Kelly. However, Westpac will not disregard a vote cast by Mrs Kelly as Proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form. Mrs Kelly is the only director currently eligible to participate in an employee incentive scheme.

Please see in particular section 3 below in relation to the appointment of a Proxy.

Resolutions 4(a) and 4(b) – Selective buy-back of Westpac Stapled Preferred Securities II

The Corporations Act requires Westpac to disregard any votes cast in favour of Resolutions 4(a) and 4(b) by a person whose Westpac Stapled Preferred Securities II (**SPS II**) may be bought back or by their associates or proxies. This voting restriction applies not only to SPS II held by that person but also to their other securityholdings in Westpac (here, ordinary shares and Westpac Convertible Preference Shares (**CPS**)).

However, Westpac has sought and obtained an exemption from the Australian Securities and Investments Commission which enables an SPS II holder who also holds ordinary shares or CPS as nominee or custodian (**Nominee Holder**) for another person (**Beneficial Holder**) to vote those ordinary shares or CPS in favour of Resolutions 4(a) and 4(b), provided that:

— the Nominee Holder appoints a Proxy prior to the AGM; and

— before the date of the AGM the Nominee Holder provides Westpac with written confirmation to the effect that:

- the Nominee Holder has received written confirmation from the Beneficial Holder to the effect that the Beneficial Holder does not hold any SPS II and is not an associate of a person who holds SPS II; and
- the Beneficial Holder has directed the Nominee Holder to vote in favour of Resolutions 4(a) and 4(b) and the Nominee Holder has not exercised discretion in casting a vote on behalf of the Beneficial Holder.

Otherwise, no holder of SPS II or their associates are entitled to vote in favour of Resolutions 4(a) and 4(b).

However, Westpac will not disregard a vote if it is cast:

— by a person as Proxy for a person entitled to vote, in accordance with the directions on the Proxy Form; or

— by the Chairman of the AGM as Proxy for a person entitled to vote, in accordance with a direction on the Proxy Form to vote as the Chairman decides.

2. RIGHT TO ATTEND, SPEAK AND VOTE AT THE AGM*

INVESTOR	RIGHT TO ATTEND AND SPEAK	RIGHT TO VOTE AT THE 2013 AGM
Holders of ordinary shares	✓	✓
Holders of SPS II	✓	✗
Holders of CPS	✓	✓ **(Resolutions 4(a) and 4(b) only)**

* See comments immediately above in section 1 (Voting Exclusion Statement) regarding restrictions on voting.

We use the term 'securityholder' throughout this Notice of Meeting to collectively refer to our ordinary shareholders, as well as holders of certain hybrid securities, SPS II and CPS.

For the purposes of the AGM, securities will be taken to be held by the persons who are registered as the holders of those securities at 7:00 pm (Melbourne time) on Wednesday, 11 December 2013.

3. APPOINTING A PROXY

— Ordinary shareholders and holders of CPS are entitled to appoint up to two Proxies to act at the AGM on their behalf, and to vote in accordance with their instructions on the Proxy Form.

— A Proxy need not be a shareholder of Westpac.

3

4 — Where two Proxies are appointed, each Proxy can be appointed to represent a specified proportion or number of a shareholder’s votes. If no number or proportion of votes is specified, each Proxy may exercise half of the shareholder’s votes. — There is a Proxy Form for holders of ordinary shares and a separate Proxy Form for holders of CPS. — Holders of CPS may only appoint Proxies to vote on Resolutions 4(a) and 4(b). — Proxies may be completed online at vote.linkmarketservices.com/WBC or via your mobile device. Please follow the prompts and have your SRN or HIN available. — Completed Proxy Forms (together with any authority under which the Proxy Form was signed, or a certified copy of the authority) must be returned by 10:00 am (Melbourne time) on Wednesday, 11 December 2013: • by post to Link Market Services Limited, Locked Bag A6015, Sydney South, NSW 1234, using the enclosed return envelope; • by hand to Link Market Services at 1A Homebush Bay Drive, Rhodes, NSW 2138; • by email to vote@linkmarketservices.com.au; or • by facsimile to (+ 612) 9287 0309. — If a Proxy is instructed to abstain from voting on a Resolution, they must not vote on the shareholder’s behalf, and will not be counted on a poll or on a show of hands. — If you appoint someone other than the Chairman of the AGM as your Proxy and give them voting instructions, the Chairman of the AGM must cast on a poll those Proxy votes on your behalf if your nominated Proxy does not do so. — If you appoint the Chairman of the AGM as your Proxy (or if he is appointed by default), and no direction is provided in relation to a Resolution, you will be expressly authorising the Chairman to exercise your Proxy as the Chairman sees fit in relation to that Resolution. This includes the Remuneration Report (Resolution 2) and the Grant of equity to the Chief Executive Officer (Resolution 3), even though Resolution 2 and Resolution 3 are connected directly or indirectly with the remuneration of a member of Westpac’s KMP. If you wish to appoint the Chairman of the AGM as Proxy with a direction how to vote on a Resolution, including Resolution 2 and Resolution 3, you should specify this by completing the “For,” “Against” or “Abstain” boxes on the Proxy Form. — If you wish to appoint a Director (other than the Chairman) or other member of the KMP of Westpac or their closely related parties as your Proxy, you must specify how they should vote on Resolution 2 and Resolution 3 by completing the “For”, “Against” or “Abstain” boxes on the Proxy Form. If you do not, your Proxy will not be able to exercise your vote for that Resolution. — Shareholders are encouraged to consider how they wish to direct their Proxies to vote. Other than as described above for Resolution 2 and Resolution 3, if a Proxy is not directed how to vote on a Resolution, the Proxy may vote, or abstain, as they think fit. Should any Resolution, other than those specified in this Notice of Meeting, be proposed at the AGM, a Proxy may vote on that Resolution as they think fit. — Further instructions are on the reverse of the Proxy Form. 4. UNDIRECTED PROXIES The Chairman of the AGM intends to vote all available proxies against Resolution 6 and in favour of each other Resolution. 5. CORPORATE REPRESENTATIVES A corporation which is a shareholder, or which has been appointed a Proxy, may appoint an individual to act as a representative to vote at the AGM. The appointment must comply with section 250D of the Corporations Act. The representative should bring to the AGM evidence of his or her appointment unless it has previously been provided to Link Market Services Limited. 6. VOTING BY POLL The voting on Resolutions at the AGM will be conducted by poll. Details of how the poll will be conducted will be explained at the AGM.

5 CONDUCT Of OUR AGM Our AGM is intended to give our securityholders the opportunity to: — hear from the Chairman and the CEO about the performance and operations of Westpac; — consider and vote on the Resolutions before the AGM; and — ask questions of the Board, senior Executives and the Auditor. The Chairman and the CEO will generally answer questions on behalf of the Board and the management team. If questions cannot be answered at the AGM, we will seek to provide a response to the securityholder as soon as possible after the AGM. To do this, we will: — give securityholders the chance to raise questions before the AGM using the form included with this Notice of Meeting or via the internet at www.linkmarketservices.com.au; — give securityholders a reasonable opportunity to ask questions of the Board, senior Executives and the Auditor; — inform securityholders of the proxy position on each Resolution and the manner in which the Chairman of the AGM will vote available proxies; — webcast the AGM (please see our website at www.westpac.com.au/investorcentre); — provide sign language and hearing loop facilities; and — provide assistance for people with mobility or vision impairment. To assist us to achieve all this, we ask that securityholders: — are courteous and respectful to all attending the AGM, including those assisting in running the AGM; — keep their questions to a reasonable length to allow as many securityholders as possible to participate; — confine their questions to matters being considered at the AGM and which are relevant to securityholders as a whole. Questions relating to a securityholder’s individual circumstances can be raised with Westpac or Link Market Services representatives who will be available before or following the conclusion of the AGM. Personal banking matters will be directed to a senior member of the organisation who can help with your personal situation; — not photograph, videotape or record the AGM; and — not repeat questions already raised and answered. EXPLANATORY NOTES ITEM 1: FINANCIAL REPORT AND REPORTS Of THE DIRECTORS AND AUDITOR In accordance with the Corporations Act, the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 September 2013 will be put before the AGM. These Reports are in Westpac’s 2013 Annual Report and can be accessed on our website at www.westpac.com.au/investorcentre. This item does not require a formal resolution and, accordingly, no vote will be held on this item. Securityholders will, however, be given a reasonable opportunity to ask questions on these Reports during discussion on this item. ITEM 2: REMUNERATION REPORT (NON-BINDING ADVISORY VOTE) Shareholders are asked to adopt our Remuneration Report for the year ended 30 September 2013. The Remuneration Report is in the Directors’ Report in Westpac’s 2013 Annual Report and is also available on our website at www.westpac.com.au/investorcentre. We trust that this year’s Remuneration Report assists your understanding of our remuneration strategy and objectives. Our remuneration strategy aims to attract and retain talented Executives and employees by rewarding them for achieving high performance and delivering superior long term results for securityholders, while adhering to sound risk management and governance principles. Our remuneration strategy for Non-executive Directors is to remunerate them appropriately for their time, expertise and insight into strategic and governance issues, and to ensure we are able to attract and retain experienced and qualified Directors. Under the Corporations Act, the vote on this Resolution is advisory only and does not bind the Board or Westpac. However, the Board and our Board Remuneration Committee will take the outcome of the vote into account when considering future remuneration policy for Non-executive Directors and Executives. A voting exclusion applies to this Resolution, as set out in the Notice of Meeting. The board unanimously recommends that shareholders vote in favour of the adoption of the Remuneration Report. The Chairman of the AGM intends to vote all available proxies in favour of this Resolution.

6 ITEM 3: GRANT Of EQUITY TO CHIEF EXECUTIVE OFFICER Shareholders are asked to vote on whether Gail Patricia Kelly should receive equity securities as part of her remuneration for the 2014, 2015 and 2016 financial years. The Board believes that the CEO’s remuneration should be aligned to the long term interests of shareholders and that part of her remuneration should be in the form of equity that vests if certain conditions or hurdles are achieved. Equity grants would be made up of two elements: 1. Part of Mrs Kelly’s short term incentive (STI) would be paid as deferred shares that only vest if Mrs Kelly remains with the company or in other limited circumstances discussed below. This equity would vest over two years. 2. Long term incentives (LTI) would be allocated in the form of restricted share rights which only vest if certain performance hurdles are met. The proposed awards will be made on substantially the same terms as the CEO equity awards for 2011, 2012 and 2013, which were approved by shareholders at the 2010 Annual General Meeting. Details of the plans are provided below. 1. Overview of the CEO Restricted Share Plan (CEO RSP) and the CEO Performance Rights Plan (CEO PRP) The CEO RSP and the CEO PRP were established to provide deferred STI and LTI awards, respectively, to our CEO. The terms of the CEO RSP and CEO PRP are determined by the Board in accordance with Mrs Kelly’s employment agreement and, consistent with our remuneration strategy, have been designed to link Mrs Kelly’s reward to performance and the delivery of long term results for our securityholders. This is achieved by: — aligning Mrs Kelly’s interests with the interests of securityholders; — ensuring that Mrs Kelly’s remuneration is competitive and aligned with market remuneration in the banking industry; and — encouraging the achievement of performance goals and the growth of Westpac’s business. Each year, under the CEO RSP, the Board determines Mrs Kelly’s STI target amount. Mrs Kelly’s annual STI award is then determined by the Board following the end of each financial year based on her individual performance against a balanced scorecard of financial and non-financial objectives. The actual STI amount ultimately awarded to Mrs Kelly will range between 0% and 150% of the STI target. Up to 40% of this award is delivered as restricted shares under the CEO RSP. These shares will vest in equal tranches over two years. Each year, under the CEO PRP, Westpac may grant performance share rights to Mrs Kelly. If these rights vest, Mrs Kelly is entitled to acquire one ordinary share in Westpac for each vested performance right. Mrs Kelly’s LTI award only delivers value to her if certain performance hurdles are satisfied. Currently these hurdles are based on Total Shareholder Returns (TSR) and growth in Westpac's Cash Earnings Per Share (EPS). 2. Why is shareholder approval being sought? Under ASX Listing Rule 10.14, securityholder approval is required for a Director to be issued securities under an employee incentive scheme. Accordingly, before any securities may be granted to the CEO under the CEO RSP and the CEO PRP, the grants must first be approved by shareholders in accordance with ASX Listing Rule 10.14. Under the CEO RSP, the Board decides at the date of grant whether any restricted shares awarded will be acquired on-market or issued by Westpac. Similarly, under the CEO PRP, the Board decides within 28 days of the date of vesting whether the shares underlying performance share rights will be issued or acquired on-market. Shareholder approval is being sought at this meeting to retain the flexibility to issue shares under either the CEO RSP or CEO PRP. If shareholder approval is not obtained, Mrs Kelly’s Deferred STI and LTI will be delivered in cash. Shareholder approval is also being sought for the purposes of section 200B and section 200E of the Corporations Act for any termination benefits that might be given to Mrs Kelly in connection with the Deferred STI and LTI awards covered by Resolution 3. If approved, Mrs Kelly will be entitled to receive any benefit arising through these awards, in addition to any other termination benefits that may be provided to her, without further shareholder approval under the Corporations Act, in the event that Mrs Kelly’s employment agreement becomes subject to the termination benefits laws which applied from November 2009. It is intended that this approval will remain valid during the life of any securities granted pursuant to Resolution 3. Further details of Mrs Kelly’s remuneration package for Westpac’s 2013 financial year are set out in the Remuneration Report contained in our Annual Report. 3. CEO Restricted Share Plan – 2014 STI award Mrs Kelly’s 2014 STI target is $3,600,000. Once Mrs Kelly’s 2014 STI award has been determined by the Board, 40% of that STI award will be delivered as restricted shares under the CEO RSP and will be Mrs Kelly’s deferred STI for 2014 (Deferred STI). Half of Mrs Kelly’s Deferred STI will be restricted for one year from the commencement of the restriction period (from 1 October 2014) and the remainder restricted for two years. The number of restricted shares Mrs Kelly receives will be determined by dividing the dollar value of her Deferred STI by the market price at about the time the shares are granted. If new shares are issued by Westpac to satisfy this obligation, the market price is the volume weighted average market price of our shares, as traded on the ASX in the 5 trading days up to and including the day before the award is made. If, on the other hand, Westpac acquires shares on-market to satisfy this obligation, the market price is the average purchase price of the shares. It is anticipated that, in respect of Mrs Kelly’s Deferred STI, restricted shares will be granted in or about December 2014. Example: If it is assumed Mrs Kelly is awarded 100% of her STI target following the end of the 2014 financial year, with 40% of that award delivered as Deferred STI, and a market price of $32.45, 44,376 restricted shares would be delivered to Mrs Kelly in December 2014. This is an indicative example only because the value of the CEO RSP award for 2014 is not

7 yet known and the number of restricted shares is dependent on the market price of Westpac shares closer to the date the restricted shares are granted. 4. CEO Performance Plan – 2014 LTI award The Board has determined that Mrs Kelly will receive a 2014 LTI award comprising a grant of 159,821 performance share rights under the CEO PRP. The Board determined Mrs Kelly’s 2014 LTI award at the value of $2,700,000. The value of Mrs Kelly’s 2014 LTI has not increased from the 2013 award value. The actual number of performance share rights to be granted to Mrs Kelly was determined by dividing the dollar value of the award by the notional value of the performance share rights at the start of the performance period (being 1 October 2013), which was for TSR hurdled performance share rights $15.44 and ESP hurdled performance share rights $18.65. The values were calculated independently of Westpac, using a Monte Carlo pricing model. This is the same methodology that applies for all other Westpac Executives who receive performance share rights. Under the CEO PRP, Board-determined performance hurdles must be satisfied before any securities can vest (except in very limited circumstances such as death or disablement, as explained below). For the 2014 grant, the performance hurdles are TSR and EPS. The Board will determine at the time of grant the number of performance share rights in two equal tranches, one of which will be subject to the TSR performance hurdle (TSR Performance Securities) and the other will be subject to the EPS performance hurdle (EPS Performance Securities). The securities awarded will be tested against the relevant performance hurdles on the third anniversary of the commencement date of the performance period (Test Date) to determine the number of securities that vest. There will be no retesting of either the TSR Performance Securities or the EPS Performance Securities. (a) TSR Performance Securities The TSR performance hurdle is Westpac's TSR, ranked against the TSRs of a group of 10 listed Australian financial services companies as at the Test Date. This ‘ranking group’ is drawn from a peer group of the top 13 financial sector companies listed on the ASX which is set at the beginning of the performance period. The peer group includes the largest Australian retail banks and other financial services companies who we compete with for customers. For the 2014 grant, if Westpac's TSR is equal to the 50th percentile of the ranking group on the Test Date, 50% of the TSR Performance Securities that are awarded to Mrs Kelly will vest. If Westpac's TSR is at or above the 75th percentile of the ranking group, 100% of the TSR Performance Securities that are awarded to her will vest. If Westpac's TSR is between the 50th and 75th percentile of the ranking group, the number of TSR Performance Securities that will vest will increase on a straight line basis from 50% to 100% of the total TSR Performance Securities that are awarded to Mrs Kelly. (b) EPS Performance Securities The EPS performance hurdle measures growth in Westpac cash earnings per share over the performance period. To do this the Board determines the threshold EPS growth target (Threshold EPS Growth Target) and a maximum EPS growth target (Maximum EPS Growth Target). For the 2014 grant, if on the Test Date, Westpac's EPS growth is equal to the Threshold EPS Growth Target, 50% of the EPS Performance Securities that are awarded to Mrs Kelly will vest. If Westpac's EPS growth is at or above the Maximum EPS Growth Target, 100% of the EPS Performance Securities that are awarded to her will vest. If Westpac's EPS growth is between the Threshold EPS Growth and the Maximum EPS Growth, the number of EPS Performance Securities that will vest will increase on a straight line basis from 50% to 100% of the total EPS Performance Securities that are awarded to Mrs Kelly. 5. CEO RSP and CEO PRP – 2015 and 2016 STI and LTI awards Shareholder approval is also sought for Deferred STI and LTI awards for Westpac’s 2015 and 2016 financial years made under the CEO RSP and CEO PRP, respectively, on similar terms to those outlined above (although the Board reserves the right to adjust the vesting periods and make reasonable adjustment to the LTI performance hurdles or impose new, or substitute other similarly challenging, hurdles). The number of securities to be granted for Westpac’s 2015 and 2016 financial years will be determined in the same manner as outlined above for Westpac’s 2014 financial year. These numbers are not yet known because: — the CEO’s Target STI, her actual STI award, the portion of that award deferred under the CEO RSP and the value of the CEO PRP awards that Mrs Kelly will receive for 2015 and 2016 are yet to be determined by the Board. For each financial year, the Target STI will be set by the Board at between 100% and 130% of the CEO’s fixed pay and the value of the LTI award will be set at between 80% and 100% of her fixed pay. As noted above, the actual STI award will be determined based on Mrs Kelly’s performance against objectives set by the Board at the beginning of the relevant financial year; and — the number of securities also depends on the market price of Westpac shares closer to the date the securities are granted. 6. Cessation of employment 6.1 Deferred STI The restrictions applicable to all unvested restricted shares will continue for the full term stated in the CEO RSP, even if Mrs Kelly's employment with Westpac ceases before the end of the term, except where the cessation of her employment: — is due to her death, sickness or disability; or — occurs in certain circumstances within 6 or 12 months of a change of control of Westpac. If Mrs Kelly's employment ceases for either of those reasons, all unvested restricted shares that she holds will vest. If Mrs Kelly is immediately terminated for serious misconduct, all restricted shares will be forfeited. 6.2 LTI Subject to the Board's discretion, all unvested performance share rights lapse when Mrs Kelly's employment with Westpac ceases, except where the cessation of her employment:

8 — is due to her death, sickness or disability; or — occurs in certain circumstances within 6 or 12 months of a change of control of Westpac. If Mrs Kelly's employment ceases for either of those reasons, all unvested performance share rights that she holds will vest. If Mrs Kelly is immediately terminated for serious misconduct, all unvested performance share rights will lapse. 6.3 Termination benefits Early vesting of Mrs Kelly’s Deferred STI and LTI in the circumstances outlined above may amount to the giving of a termination benefit. The Board also has discretion in relation to performance share rights and unvested restricted shares where Mrs Kelly ceases employment in certain circumstances that do not involve serious misconduct. This discretion enables the Board to vest or leave the performance share rights on foot subject to the performance hurdles. In relation to the Deferred STI, the discretion enables the Board to leave unvested restricted shares on foot and vest only on the expiry of the full term stated in the CEO RSP. The Board may determine to exercise this STI and LTI discretion in circumstances where Mrs Kelly's employment ceases without fault on her part. In determining whether to exercise its discretion, the Board will take into account all relevant circumstances, which may include Mrs Kelly’s (and Westpac's) performance against applicable performance hurdles at the date of cessation, as well as Mrs Kelly’s individual performance and the period that has passed from the date of grant to the date of cessation. The value of any termination benefits that may be given to Mrs Kelly by reason of early vesting of any of her 2014, 2015 and 2016 Deferred STI and LTI awards or the exercise of the Board’s discretion that her unvested restricted shares and performance share rights will not lapse, cannot be determined in advance. This is because, in addition to the factors listed above, the value at the date of cessation of employment will also depend on: — the number of securities initially granted as part of a deferred STI or LTI award; — the date when, and circumstances in which, Mrs Kelly ceases employment; — Westpac's share price at the date of vesting; and — the number of unvested securities held by Mrs Kelly at the time of cessation. 7. Further information (a) Following shareholder approval in 2010, in the 2011 Financial Year Mrs Kelly was granted 82,102 restricted shares under the CEO RSP and 176,125 performance share rights under the CEO PRP. The restricted shares granted in 2011 were granted for Mrs Kelly’s Deferred STI for the 2010 Financial Year. In 2012, Mrs Kelly was granted 77,799 restricted shares under the CEO RSP and 272,929 performance share rights under the CEO PRP. In 2013, Mrs Kelly was granted 58,400 restricted shares under the CEO RSP and 213,101 performance share rights under the CEO PRP. (b) There are no loans to be granted to Mrs Kelly in connection with her participation in either the CEO RSP or the CEO PRP. (c) Details of any shares issued under the CEO RSP and performance share rights granted under the CEO PRP will be published in each Annual Report relating to a period in which such securities have been issued. The Annual Report will note that approval for the issue of those securities was obtained under Listing Rule 10.14. (d) Mrs Kelly is the only Director of Westpac entitled to participate in the CEO RSP and CEO PRP. If shareholders vote in favour of Resolution 3, no additional person who becomes entitled to participate in the CEO RSP or CEO PRP will participate until approval is obtained under Listing Rule 10.14. (e) Mrs Kelly is not permitted to trade in securities received under the CEO RSP or CEO PRP until they have vested. After vesting, any trading in the resulting shares must comply with our Group Securities Trading Policy. Restricted shares carry dividend and voting rights during the restriction period. Performance share rights do not confer dividend entitlements or voting rights. (f) If shareholder approval is obtained, the issue of restricted shares and performance rights (and the shares underlying the performance rights) will be approved for the purposes of all applicable requirements under the Corporations Act and the Listing Rules, including sections 200B and 200E of the Corporations Act and Listing Rule 10.14. (g) Westpac will issue the restricted shares and performance share rights described in the Explanatory Notes and in any event, no later than 3 years after the AGM. A voting exclusion applies to this Resolution, as set out in the Notice of Meeting. The Board (other than Mrs kelly) unanimously recommends that shareholders vote in favour of Resolution 3. The Chairman of the AGM intends to vote all available proxies in favour of this Resolution. ITEM 4: SELECTIVE BUY-BACK Of WESTPAC STAPLED PREfERRED SECURITIES II Shareholder approval is being sought for selective buy-back schemes relating to the Preference Shares which form part of the Westpac Stapled Preferred Securities II (SPS II) to provide Westpac with flexibility in managing its capital base. If Resolution 4(a) is passed, Westpac will have the option to buy-back up to all of the SPS II on the Mandatory Conversion Date of 30 September 2014 instead of those SPS II converting into Westpac ordinary shares. This resolution contemplates two alternative buy-back schemes, only one of which could be used, depending on whether the Conversion Conditions (see below) are satisfied. If Resolution 4(b) is passed, Westpac will have the option to buy-back up to all of the SPS II at any time before the Mandatory Conversion Date. However, if less than all of the SPS II are bought back under Resolution 4(b), Westpac would also have the option to then buy back the remaining SPS II on the Mandatory Conversion Date if Resolution 4(a) has also been passed. On the Mandatory Conversion Date, any remaining SPS II will convert into Westpac ordinary shares if both Conversion Conditions are satisfied.

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9 In general terms, the Conversion Conditions will be satisfied if: — the Volume Weighted Average Price (VWAP) of Westpac ordinary shares on the 25th Business Day before the Mandatory Conversion Date is at least $9.83 (first Conversion Condition); and — the average of the daily VWAP of Westpac ordinary shares during the period of 20 Business Days on which trading in Westpac ordinary shares takes place before (but not including) the Mandatory Conversion Date is at least $8.84 (Second Conversion Condition). Further details of the Conversion Conditions and other terms of the SPS II are set out in the SPS II Prospectus dated 2 March 2009 (Prospectus). The Prospectus can be downloaded from www.westpac.com.au/investorcentre. Westpac would like the option to buy-back up to all of the SPS II on the Mandatory Conversion Date instead of them converting into Westpac ordinary shares. It is important to note that no decision regarding the SPS II and how they will be treated on the Mandatory Conversion Date has been made. Resolution 4(a) simply increases the options Westpac has in managing its capital base at this point. The proposal provides for two alternative selective buy-back schemes, one that would be an option if both Conversion Conditions are satisfied, and the second that would be an option if the first Conversion Condition is not satisfied. The two schemes are called selective buy-backs because the buy-back would be conducted off-market for preference shares (the SPS II are made up of a Preference Share stapled to a Note) and not Westpac ordinary shares. In the case of the first scheme, the buy-back will apply in respect of some or all of the SPS II. In the case of the second scheme, the buy-back will apply in respect of all of the SPS II. Westpac would also like the option to buy-back up to all of the SPS II at any time before the Mandatory Conversion Date. As above, no decision regarding the SPS II and how they will be treated before the Mandatory Conversion Date has been made. Resolution 4(b) simply increases the options Westpac has in managing its capital base. However, unlike the buy-back schemes in Resolution 4(a), a buy-back under Resolution 4(b) will apply only to those holders of SPS II who accept a buy-back offer from Westpac. This scheme is also a selective buy-back. The Corporations Act requires a shareholder resolution at a general meeting for a selective buy-back and Westpac has decided that it is best to seek this approval at the AGM rather than holding a separate general meeting closer to the time that the SPS II reach the Mandatory Conversion Date of 30 September 2014. Further detail on the selective buy-backs is provided below. 1. Background On 31 March 2009, Westpac issued 9,083,278 SPS II with a face value of A$100 each to raise approximately A$908 million. The full terms of the Preference Shares and Notes that are stapled to form the SPS II are set out in Appendices B and C, respectively, of the Prospectus. Unless otherwise defined, capitalised terms used in this section have the same meaning as in the terms of the Preference Shares and the Notes, which collectively comprise the SPS II Terms. 2. What are the selective buy-back schemes? 2.1 Buy-back on Mandatory Conversion Date (Resolution 4(a)) The SPS II Terms require that SPS II mandatorily convert into ordinary shares of Westpac on the Mandatory Conversion Date (30 September 2014) or the first Distribution Payment Date after 30 September 2014, on which both Conversion Conditions are satisfied. Approval for two selective buy-back schemes is being sought under Resolution 4(a) and both relate to what may happen to the SPS II on the Mandatory Conversion Date. (i) First Off-Market Buy-Back Scheme If both Conversion Conditions are satisfied, Westpac may give a transfer notice to the holders of SPS II specifying that all SPS II (or, if the SPS II have been destapled, the Preference Shares) will be transferred to a Nominated Party on the Mandatory Conversion Date. The consideration payable by the Nominated Party to purchase SPS II from holders will be the issue price of $100 per SPS II. Westpac would also pay holders any due but unpaid distributions on the SPS II on the date of the transfer. If this transfer to the Nominated Party takes place, Westpac may, under the First Off-Market Buy-Back Scheme, conduct an off-market buy-back of some or all of the SPS II from the Nominated Party on the Mandatory Conversion Date, instead of Converting SPS II into Westpac ordinary shares (the First Off-Market Buy-back). (ii) Second Off-Market Buy-Back Scheme If the First Conversion Condition has not been satisfied, the SPS II will not convert into Westpac ordinary shares on the Mandatory Conversion Date. In addition, if Westpac elected for SPS II to be transferred to a Nominated Party, the transfer would not proceed on the Mandatory Conversion Date. However, if APRA’s prior written approval has been obtained, under the terms of the SPS II Westpac may redeem all (but not some) of the SPS II on the Mandatory Conversion Date of 30 September 2014. Redemption can be by a redemption, a buy-back (other than an on market buy-back within the meaning of the Corporations Act) or a reduction of capital (or any combination of those methods of repayment). Redemption by way of buy-back in this scenario is the Second Off-Market Buy-Back. Westpac would also pay holders due but unpaid distributions. Westpac considers that it is unlikely that either of the Conversion Conditions would not be satisfied, nevertheless Westpac is seeking maximum flexibility to deal with SPS II in these circumstances. Any SPS II bought by Westpac under the First Off-Market Buy-Back or the Second Off-Market Buy-Back will be cancelled. Only one of the off-market buy-backs can take place, if at all, under this Resolution 4(a) approval. That off-market buy-back would be effected on the Mandatory Conversion Date of 30 September 2014 (which is within 12 calendar months of the date of the AGM).

10 2.2 Buy-back before Mandatory Conversion Date (Resolution 4(b)) Approval is separately being sought for Westpac to buy-back up to all of the SPS II at any time before the Mandatory Conversion Date. If Resolution 4(b) is passed and APRA's prior written approval has been obtained, Westpac can make offers to all or some holders of SPS II to buy-back all of their SPS II before the Mandatory Conversion Date. Any buy-back offers will be made off-market and in writing, and SPS II holders who wish to accept the offer must do so in writing by the deadline specified in the offer. The buy-back offers will be made on, and any resulting buy-back agreements will contain, the following key terms: — an SPS II holder can accept the offer for all or some of their SPS II (the Relevant SPS II); and — on a buy-back date to be specified by Westpac (which date will be before the Mandatory Conversion Date of 30 September 2014): • the Relevant SPS II will be transferred to Westpac; and • Westpac will pay to the SPS II holder, for each of their Relevant SPS II, a cash amount equal to the Face Value of A$100 and a distribution payment for the period from (but excluding) the previous distribution payment date until (and including) the buy-back date (or an equivalent amount). All Relevant SPS II bought back by Westpac will be cancelled. 3. Why is shareholder approval being sought? Westpac is seeking maximum flexibility to manage its capital base from now until (and including) the Mandatory Conversion Date. If for example, at the Mandatory Conversion Date Westpac’s level of ordinary capital is sufficient, Westpac may not wish to issue additional Westpac ordinary shares. Approval of Resolution 4(a) would provide Westpac this flexibility. The off-market buy-backs under Resolutions 4(a) or 4(b) would be selective buy-backs under the Corporations Act because they do not relate to ordinary shares of Westpac and would be conducted off-market. The Corporations Act requires that the terms of a buy-back agreement for the Preference Shares be approved by a special resolution passed at a general meeting of Westpac, with no votes being cast in favour of the resolution by any person whose Preference Shares are proposed to be bought back or by their associates (as defined in the Corporations Act). The maximum number of SPS II that may be bought back off-market under any of the buy-backs is 9,083,278, being the total number of SPS II currently on issue. The exact number to be bought back will depend on any other capital initiatives that Westpac may undertake before 30 September 2014. Any off-market buy-back contemplated by Resolution 4(a) would occur on 30 September 2014 and any off-market buy-back contemplated by Resolution 4(b) would occur before 30 September 2014 – both are within 12 calendar months of the AGM. The Resolutions in relation to the off-market buy-backs operate as alternatives to Westpac’s other rights under the terms of the SPS II, and Westpac has made no decision in relation to any of those rights. 4. Will any off-market buy-back take place? No decision has been made by the Board to buy back the SPS II under any off-market buy-back. If Resolutions 4(a) and 4(b) are approved by shareholders, the Board will only decide to undertake an off-market buy-back if it is considered to be in the best interests of Westpac, and subject to APRA's prior written approval. This may depend, among other things, on Westpac's capital position, conditions in domestic and international markets and changes in the prudential regulation of Westpac. 5. Summary of the terms of the off-market buy-backs 5.1 Buy-back on Mandatory Conversion Date (Resolution 4(a)) (i) First Off-Market Buy-Back If Westpac decides to proceed with the First Off-Market Buy-Back, Westpac and the Nominated Party will, subject to APRA approval for the First Off-Market Buy-Back, enter into a buy-back agreement. Under that buy-back agreement, the Nominated Party will sell, and Westpac will buy back off-market, some or all of the SPS II held by the Nominated Party for A$100 for each SPS II. If it proceeds, the First Off-Market Buy-Back would be conducted within 12 calendar months of the date of the AGM and only after the transfer of SPS II to the Nominated Party has occurred. Holders of SPS II before the transfer (which would be expected to take place on 30 September 2014) will not be involved in the First Off-Market Buy-Back as they would have had their SPS II purchased by the Nominated Party. Westpac would also have paid holders due but unpaid distributions. (ii) Second Off-Market Buy-Back If Westpac elects to redeem the SPS II by way of the Second Off-Market Buy-Back as described above, and APRA provides its prior written approval, Westpac would pay each holder the Face Value of A$100 per SPS II plus any due but unpaid distributions. The Second Off-Market Buy-Back would be for all SPS II then on issue. 5.2 Buy-back before Mandatory Conversion Date (Resolution 4(b)) If Resolution 4(b) is passed and APRA's prior written approval has been obtained, Westpac can choose to make written offers to holders of SPS II to buy-back all or some of their SPS II before the Mandatory Conversion Date. The buy-back offers will be made on, and any resulting buy-back agreements will contain, the following key terms: — an SPS II holder can accept the offer for all or some of their SPS II (the Relevant SPS II); and — on a buy-back date to be specified by Westpac (which date will be before the Mandatory Conversion Date of 30 September 2014): • the Relevant SPS II will be transferred to Westpac; and

11 • Westpac will pay to the SPS II holder, for each of their Relevant SPS II, a cash amount equal to the Face Value of A$100 and a distribution payment for the period from (but excluding) the previous distribution payment date until (and including) the buy-back date. All Relevant SPS II bought back by Westpac will be cancelled. 6. Interests of Directors No Director of Westpac has any interest in SPS II. 7. Financial effect of the off-market buy-backs on Westpac The main financial effect of an off-market buy-back on Westpac will be the cost of buying back SPS II. The off-market buy-backs would require Westpac to make a payment of A$100 for each SPS II bought back. The cost of buying back 100% of SPS II on issue as at the date of this Notice of Meeting would be A$908,327,800. This is also the maximum amount Westpac would be required to pay for all off-market buy-backs in aggregate. Any due but unpaid distributions, or distributions that would have been payable if the buy-back date were a distribution payment date under the SPS II terms, would also need to be paid. In the case of the First Off-Market Buy-Back, fees and expenses may also be payable to the Nominated Party. Westpac will not undertake an off-market buy-back if it would have a material adverse impact on Westpac's financial or regulatory capital position or would materially prejudice Westpac’s ability to pay its creditors. Furthermore, the Board will only decide to undertake an off-market buy-back if they consider it is in the best interests of Westpac and with APRA's prior written approval. 8. Source of funds for the off-market buy-backs Westpac maintains significant cash reserves and has other funding alternatives that could be used to conduct any off-market buy-back of this size. At the time of any buy-back, the Board would consider the best alternatives to fund any off-market buy-back. 9. Effect of off-market buy-backs on the control of Westpac An off-market buy-back pursuant to Resolution 4(a) will result in up to all of the Preference Shares being cancelled. Likewise, an off-market buy-back pursuant to Resolution 4(b) will result in up to all of the Preference Shares being cancelled. Holders of SPS II are entitled to vote (together with the holders of Westpac ordinary shares and CPS) on a limited number of matters, including any proposal to wind-up Westpac or any proposal to vary the rights attaching to SPS II. In those limited circumstances, the total number of votes capable of being cast by the holders of SPS II would be up to 9,083,278, equivalent to less than 0.35% of the total votes able to be cast on those matters. Given the limited circumstances in which holders of SPS II can vote, and the number of those votes set out above, the Board considers that the off-market buy-backs would have no effect on the control of Westpac. 10. What are the advantages of approving the off-market buy-backs? The approval of the off-market buy-backs will give Westpac increased flexibility to deal with the SPS II as the Mandatory Conversion Date approaches without needing to convene an extraordinary general meeting solely to approve a buy-back. 11. What are the disadvantages of the off-market buy-backs? A potential disadvantage of the off-market buy-backs is that upon completion, Westpac would have a reduced capital base to the extent of the capital bought back. However, Westpac will not conduct any off-market buy-back unless it is satisfied that it would not have a material adverse impact on Westpac’s financial or regulatory capital position, or materially prejudice Westpac’s ability to pay its creditors. Additionally, APRA’s prior written approval to undertake an off-market buy-back would have been obtained. There is no other information known to the Board which may be material to the decision on how to vote in relation to Resolutions 4(a) and 4(b) which Westpac has not previously disclosed to its shareholders. A voting exclusion applies to this Resolution, as set out in the Notice of Meeting. The board unanimously recommends that shareholders vote in favour of Resolutions 4(a) and 4(b). The Chairman of the AGM intends to vote all available proxies in favour of Resolutions 4(a) and 4(b).

12 ITEM 5: ELECTION Of DIRECTORS (RECOMMENDED BY THE BOARD) Mr Gordon Cairns is retiring from the Board in accordance with the Constitution and is not seeking re-election. Ms Elizabeth Bryan and Mr Peter Hawkins are retiring by rotation at this meeting in accordance with the Constitution and are offering themselves for re-election. On 19 December 2012, Westpac announced the appointment of Mr Ewen Crouch as an independent Non-executive Director with effect from 1 February 2013 and the election of Mr Crouch will be put to the meeting. On 16 May 2013, Westpac announced the appointment of Mr Peter Marriott as an independent Non-executive Director with effect from 1 June 2013 and the election of Mr Marriott will be put to the meeting. The Board undertakes an annual review of its performance, policies and practices. The Board has considered the results of this review in determining its endorsement of the Directors standing for election and re-election at the AGM. (a) Elizabeth Bryan AM BA (Econ.), MA (Econ.), Age 67 Ms Bryan has been an independent Non-executive Director of Westpac since November 2006. Ms Bryan is Chairman of Caltex Australia Limited. Ms Bryan has over 32 years experience in the financial services industry, government policy and administration, and on the boards of companies and statutory organisations. Prior to becoming a professional director, she served for six years as Managing Director of Deutsche Asset Management and its predecessor organisation, NSW State Superannuation Investment and Management Corporation. Ms Bryan does not have a relationship with Westpac, other than as a Director, a customer and a shareholder, and does not have a relationship with any other Director. Ms Bryan is Chairman of the Board Risk Management Committee and a member of each of the Board Remuneration, Board Nominations and Board Technology Committees. Following a peer review, the Board supports the re-election of Ms Bryan to the Board and (other than Ms Bryan) unanimously recommends that shareholders vote in favour of this Resolution. The Chairman of the AGM intends to vote all available proxies in favour of this Resolution. (b) Peter Hawkins BCA (Hons.), SF Fin, FAIM, ACA (NZ), FAICD, Age 59 Mr Hawkins has been an independent Non-executive Director of Westpac since December 2008. Mr Hawkins is a Director of Mirvac Group, Liberty Financial Pty Limited, Treasury Corporation of Victoria, Murray Goulburn Co-operative Company Limited and Clayton Utz. Mr Hawkins’ career in the banking and financial services industry spans over 41 years in Australia and overseas at both the highest levels of management and directorship of major organisations. Mr Hawkins held various senior management and directorship positions with Australia and New Zealand Banking Group Limited from 1971 to 2005. He was also a Director of BHP (NZ) Steel Limited from 1990 to 1991, ING Australia Limited from 2002 to 2005, Esanda Finance Corporation from 2002 to 2005 and Visa Inc. from 2008 to 2011. Mr Hawkins does not have a relationship with Westpac, other than as a Director, a customer and a shareholder, and does not have a relationship with any other Director. Mr Hawkins is Chairman of the Board Technology Committee and a member of each of the Board Risk Management, Board Audit and Board Nominations Committees. Following a peer review, the Board supports the re-election of Mr Hawkins to the Board and (other than Mr Hawkins) unanimously recommends that shareholders vote in favour of this Resolution. The Chairman of the AGM intends to vote all available proxies in favour of this Resolution. (c) Ewen Crouch AM BEc (Hons.), LLB, FAICD, Age 57 Mr Crouch has been an independent Non-executive Director of Westpac since February 2013. Mr Crouch is Chairman of Mission Australia, a Director of Bluescope Steel Limited and a Director of the Sydney Symphony Orchestra. Mr Crouch is one of Australia’s most accomplished mergers and acquisitions (M&A) lawyers, having worked on some of Australia’s most significant M&A transactions throughout his extensive legal career. Mr Crouch was a partner of Allens, one of Australia’s leading law firms, from 1 July 1988 until 31 January 2013. He served as a member of the firm’s board for 11 years. He held the position of Deputy Managing Partner from 1993 to 1996, and Executive Partner, International Offices, responsible for the China and South-East Asia practices of the firm from 1999 to 2004. From 2004 to 2010 he was Co-Head, Mergers & Acquisitions and Equity Capital Markets. From 2009 to 31 December 2012,

13 he held the role of Chairman of Partners. In 2010, he was appointed as a member of the Takeovers Panel. Mr Crouch is a Fellow of the Australian Institute of Company Directors. He is a member of the AICD's Law Committee and Director Education Reference Group. He is also a member of the Corporations Committee of the Law Council of Australia and the International Bar Association and is admitted to practice law in New South Wales, Victoria, the Australian Capital Territory and Western Australia. Mr Crouch does not have a relationship with Westpac, other than as a Director, a customer and a shareholder, and does not have a relationship with any other Director. Mr Crouch is a member of each of the Board Risk Management and Board Remuneration Committees. Following a peer review, the Board supports the election of Mr Crouch to the Board and (other than Mr Crouch) unanimously recommends that shareholders vote in favour of this Resolution. The Chairman of the AGM intends to vote all available proxies in favour of this Resolution. (d) Peter Marriott BEc (Hons.), FCA, Age 56 Mr Marriott has been an independent Non-executive Director of Westpac since June 2013. Mr Marriott has over 30 years experience in senior management roles in the finance industry encompassing international banking, finance and auditing. He joined Australia and New Zealand Banking Group Limited (ANZ) in 1993 and held the role of Chief Financial Officer from 1997 to May 2012. Prior to his career at ANZ, Mr Marriott was a banking and finance and audit and consulting partner at KPMG Peat Marwick. Mr Marriott has been a Non-executive Director of ASX Limited (and Chairman of its Board Audit & Risk Committee) since 1 July 2009. This appointment has involved him acting as a Director on the ASX Group Clearing and Settlement Boards and as Chairman of Austraclear Limited. Mr Marriott was formerly a Director of ANZ National Bank Limited in New Zealand and various ANZ subsidiaries. Mr Marriott does not have a relationship with Westpac, other than as a Director, a customer and a shareholder, and does not have a relationship with any other Director. Mr Marriott is a member of each of the Board Audit and Board Risk Management Committees. following a peer review, the board supports the election of Mr Marriott to the board and (other than Mr Marriott) unanimously recommends that shareholders vote in favour of this Resolution. The Chairman of the AGM intends to vote all available proxies in favour of this Resolution. ITEM 6: ELECTION Of DIRECTOR (NOT RECOMMENDED BY THE BOARD) On 14 October 2013, Westpac received a self-nomination from Mr David Barrow for election as a Non-executive Director. The biographical information in relation to Mr Barrow is based on information provided by him in relation to his self-nomination and has not been verified by Westpac. David Barrow BCom (Hons.), J.D., Age 44 Mr Barrow is an Australian lawyer and a certified practicing accountant member of CPA Australia with over 10 years of experience in accounting and auditing. Mr Barrow is a director of Legal Redress Pty Ltd. Mr Barrow has stated that he holds one Westpac share and is running on a single platform issue that he will represent the interests of Westpac shareholders to see that Westpac makes fair reparations to Westpac customers for any overcharging of bank exception fees. Other than as a shareholder and a customer, Westpac is not aware of any relationship Mr Barrow has with Westpac or with any other Director. The Board does not support the election of Mr Barrow to the Board and unanimously recommends that shareholders vote against this Resolution. The Chairman of the AGM intends to vote all available proxies against this Resolution. FURTHER INFORMATION For further information regarding our AGM, please contact our Registrar, Link Market Services Limited on 1800 804 255 (toll free within Australia), or from outside Australia on + 61 2 8280 7070.

14 HOW TO GET TO THE AGM LOCATION Melbourne Convention Centre 1 Convention Centre Place, South Wharf Melbourne 3006 The Melbourne Convention Centre is located on the outskirts of the central business district of Melbourne, Australia. It can be accessed via entrances on either Convention Centre Place (next to the Hilton South Wharf), the Maritime Precinct or through a connected walkway between the Convention Centre and the Melbourne Exhibition Centre (entrance via Clarendon Street). MOBILITY IMPAIRED ACCESS Parking is available for people with disabilities in the Melbourne Exhibition Centre car park or the South Wharf retail car park. Both car parking facilities provide ample disabled parking spots, closely located to either lifts (with direct access to the Plenary Hall foyers) or a Melbourne Convention Centre entry point. The Melbourne Convention Centre is fully integrated with the Melbourne Exhibition Centre by an enclosed link way at Door 6 of the Melbourne Exhibition Centre. Refer to the ‘Transport – By car’ section below for details regarding parking fees. There are two taxi ranks within easy reach of the Melbourne Convention Centre. One taxi-rank is located outside the Clarendon Street and Exhibition Centre Place entrance and the other is at Convention Centre Place near the Hilton South Wharf and DFO retail shopping centre entrance. Disabled toilets are situated throughout the Convention Centre on all levels. Telephones providing ease of use for visitors in wheelchairs are located throughout the Convention Centre along with other public telephones. National Relay Service (NRS) telephones suitable for hearing or speech impaired people have also been implemented throughout the Convention Centre. TRANSPORT By car The Melbourne Convention Centre is approximately 30 minutes from the main Tullamarine International and Domestic Airport. Car parking is available. A schedule of parking fees can be obtained from the following link: http://www.mcec.com.au/where-is-mcec/ or via telephone on (03) 9235 8000. — Melbourne Exhibition Centre: 1060 undercover parking spaces. Enter from Normanby Road. — Melbourne Convention Centre – South Wharf Retail Car Park: 550 Open air parking spaces. Enter from Normanby Road. By train Southern Cross Station is a short walk from the Melbourne Convention Centre. This station is a major hub for all rail services. Directions and ticketing information is available from Convention Centre staff. By tram The trams listed below stop outside the Melbourne Exhibition Centre on Clarendon Street: — Route 96 – St Kilda to East Brunswick; — Route 109 – Port Melbourne to Box Hill; and — Route 112 – West Preston to St Kilda. You will then need to walk approximately 500 metres to the Convention Centre via the Exhibition Centre and use the enclosed link way at Door 6. For online tram and train timetables go to www.metlinkmelbourne.com.au

15 Bourke Street CollinsStreet EnclosedLink Link ENTRANCE TRAM STOP MEC MCC HILTON MELBOURNE SOUTH WHARF MELBOURNE EXHIBITION CENTRE South Wharf Promenade YARRA RIVER RETAIL RETAIL Orrs Walk Wright Walk Rona Walk Montague Street Orrs Dock Normanby Road Flinders Street Siddeley Street Seafarers Bridge Car Park Entrance Exhibition Centre Loading Dock Convention Centre Loading Dock Convention Centre Place Wurundjeri Way Charles Grimes Bridge Spencer Street Clarendon Street MELBOURNE CONVENTION CENTRE Exit Entry DOCKLANDS CENTRAL BUSINESS DISTRICT SOUTHERN CROSS STATION Car Park Entrance Freeway Car Park South Wharf Retail Car Park O.ces Dukes Walk Montague Street Lorimer Street 96 109 112 109 70 Car Park Entrance ENTRANCE Car Park Entrance ACCOMMODATION Car Park Entrance Car Park Entrance Munro Street Freeway Ramp Freeway Ramp Normanby Road Polly Woodside 96 112 RESTAURANTS & BARS SHOPPING PARKING

The Westpac Group 2013 Notice of Meeting is printed on paper certified by the Programme for the Endorsement of Forest Certification (PEFC), which guarantees it has been sourced from well managed forests. Westpac’s printer is certified under an ISO14001 Environmental Management System.